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                           November 27, 2020

       Cynthia Hu
       COO, General Counsel and Secretary
       CASI Pharmaceuticals, Inc.
       9620 Medical Center Drive, Suite 300
       Rockville, Maryland 20850

                                                        Re: CASI
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 20,
2020
                                                            File No. 333-250801

       Dear Ms. Hu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Richard E. Baltz